UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ) *
RemoteMDx, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
75961Q 10 1

(CUSIP Number)
October 18, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☑      Rule 13d-1(c)
☐      Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75961Q 10 1	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Arcola Global Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		6,500,000 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,500,000 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,500,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% (based on 126,242,007 shares of Common Stock outstanding as of August 31, 2007, as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 on October 2, 2007)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 75961Q 10 1	13G	Page 3 of 6 Pages

Item 1. (a) Name of Issuer:
Item 2. (a) Name of Person Filing:
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE

Item 1.	(a)	Name of Issuer:

RemoteMDx, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

150 West Civic Center Drive
Suite 400
Sandy, Utah 84070

Item 2.	(a)	Name of Person Filing:

Arcola Global Investments Limited

	(b)	Address of Principal Business Office or, if none, Residence:

Arcola Global Investments Limited
P.O. Box 146
Wickhams Cay 1
Trident Chambers
Road Town, Tortola
British Virgin Islands

	(c)	Citizenship:

British Virgin Islands

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

	(e)	CUSIP Number:

75961Q 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP No. 75961Q 10 1	13G	Page 4 of 6 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned:
6,500,000 shares of Common Stock
(b)	Percent of class:
5.1%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

6,500,000 shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

0 shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of:

6,500,000 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

0 shares of Common Stock

CUSIP No. 75961Q 10 1	13G	Page 5 of 6 Pages
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75961Q 10 1	13G	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 26, 2007

ARCOLA GLOBAL INVESTMENTS LIMITED
By:	/s/ Kamal Abdullah S. Bahamdan
	Name:	Kamal Abdullah S. Bahamdan
	Title:	Director